Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com




March 13, 2006


U. S. Securities and Exchange Commission
450 Fifth Street, N.W. Stop 3561
Washington, D.C. 20549

Attention:     Oscar M. Young, Jr.

Re:            Sanguine Corporation and SEC Comment Letter under date of
               January 18, 2006

Dear Mr. Young:

    Response 1(a) - Paragraph 9 of the Common Stock Purchase Warrant indicates that "Upon the occurrence of a Non-Registration Event" that the warrant holder would have the right to demand cash for the warrants, thus creating a "net-cash settlement" as defined under EITF 00-19. On April 25, 2002, the Company filed an S-3 Registration Statement registering the shares noted under the Common Stock Purchase Warrant agreement and updated this filing on May 7, 2002. This registration eliminated the event noted in paragraph 9 thus removing the "net-cash settlement" provision. Therefore, the Company recorded the value of the warrants as an equity transaction. All Annual Reports thereafter contained a Consent of Accountants respecting the Company's annual audited financial statements, so the S-3 Registration Statement is still effective and will remain so as long as the Company is current in its filings and includes such a Consent in its Annual Reports; all of these Common Stock Purchase Warrants expire in early 2007.

Response 1(b)   The Common Stock Purchase Warrant were not associated with any convertible debt but were associated with the warrant holders previous services. Thus the Company recorded the value of the warrants as compensation expense which is consistent with SFAS 123 paragraph 2.

The Company valued the warrants using the Black-Scholes computations based upon prior trading values, a discount rate of 3.89% and a volatility of 107% and recognized the offsetting expense.

Response 1(c)   The warrants were not issued in connection with debt.

                                              Sincerely yours,

                                              /s/Leonard W. Burningham

                                              Leonard W. Burningham
LWB/sg